UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108(1)

(CUSIP Number)

Wei Ye

58.com Holdings Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 91818X108	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 2 of 6

(1)	Name of Reporting Persons 58.com Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 29,126,214(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 29,126,214(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,126,214(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 2.5%(3)
(14)	Type of Reporting Person (see instructions) CO

(2)	Represent all the Class A Ordinary Shares (as defined below) beneficially owned by the Reporting Person.
(3)	Percentage ownership is calculated based on the assumption that there is a total of 1,151,333,621 ordinary shares outstanding, comprising of (a) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021), and (b) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

CUSIP No. 91818X108	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 3 of 6

(1)	NAME OF REPORTING PERSON: 58.com Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,126,214(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 29,126,214(4)
	10.	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,214(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(5)
(14)	TYPE OF REPORTING PERSON CO

(4)	Represent all the Class A Ordinary Shares beneficially owned by the Reporting Person.
(5)	Percentage ownership is calculated based on the assumption that there is a total of 1,151,333,621 ordinary shares outstanding, comprising of (a) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021), and (b) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

CUSIP No. 91818X108	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 19, 2019 (the “Original Schedule 13D”), and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on October 13, 2020 (the “Amendment No. 1” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Ordinary Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following:

Supplementary Agreement

On June 17, 2021, in connection with the Share Subscription Agreement, dated June 14, 2021, among the Issuer, Astral Success Limited (“Joy Capital”) and Abundant Grace Investment Limited (“Nio Capital”), the Investors, including 58.com Holdings Inc., entered into a Supplementary Agreement (the “Supplementary Agreement”) with the Issuer. Pursuant to the Supplementary Agreement, on July 12, 2021 and upon the satisfaction of certain conditions, (i) 30% of the outstanding principal amount of the Convertible Notes automatically converted into Class A Ordinary Shares at a conversion price of $1.03 per Class A Ordinary Share and (ii) certain sections of the Note Purchase Agreement and the Note, including the section providing for further conversion, were terminated and thus no longer in force and effect. As a result of the Supplementary Agreement, $30,000,000 of the principal amount of the Note held by 58.com Holdings Inc. was converted into 29,126,214 Class A Ordinary Shares and the remaining outstanding principal amount of $70,000,000 under the Note is no longer convertible into Class A Ordinary Shares.

The Supplementary Agreement further amended the terms of the Note to provide, among other things, (i) that if no principal amount is outstanding as of July 1, 2024, the Note shall bear no interest on the outstanding principal amount from May 29, 2019 until June 30, 2024; otherwise, the Note shall bear interest on all of the outstanding principal amount as of July 1, 2024 at a simple interest rate of 3.75% per annum from May 29, 2019 until the outstanding principal amount is fully repaid; (ii) that the Issuer shall repay the Note in instalments as set forth in the Supplementary Agreement; (iii) restrictions on the Issuer’s ability to incur certain indebtedness; and (iv) that certain dispositions by the Issuer will not require the prior written consent of the Requisite Holders (as defined in the Note Purchase Agreement) unless such dispositions are not in the ordinary course of business and relate to the sale or transfer of assets or businesses which represent 50% or more of the total assets of the Issuer by value.

Voting Agreement

On July 12, 2021, the Investors, including 58.com Holdings Inc., also entered into a Voting Agreement (the “Voting Agreement”) with the Issuer, the Founder, Xin Gao, Joy Capital and Nio Capital pursuant to which the Board shall consist of seven directors, among which, subject to certain limitations, each of Joy Capital, Nio Capital, the Investors (collectively) and the Founder shall be entitled to nominate one director, Joy Capital and Nio Capital shall be collectively entitled to nominate two independent directors and the Founder or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed to take all necessary action, including voting its equity securities at any general meeting of shareholders, to ensure the board composition set forth above. The Voting Agreement further provides that certain material corporate transactions shall be approved by the Board, provided that any indebtedness of the Issuer that is prohibited under the Convertible Notes shall be subject to the written consent of at least two out of the three Investors.

In addition, subject to certain exceptions, neither the Founder nor Xin Gao may, on or before July 31, 2024, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by the Founder or Xin Gao as of the date thereof, without the prior written consent of Joy Capital, Nio Capital and the Investors.

Because of the arrangements in the Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person.

Lock-Up Letter

On July 12, 2021, 58.com Holdings Inc. entered into a Consent Letter for Lock-Up (the “Lock-Up Letter”) pursuant to which 58.com Holdings Inc. has agreed, among other things, not to transfer or dispose of any of the 29,126,214 Class A Ordinary Shares issued to 58.com Holdings Inc. upon the partial conversion of the Note described above) for a period of nine months, subject to certain exceptions.

CUSIP No. 91818X108	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 5 of 6

Termination Agreement

On July 12, 2021, the Investors entered into a Termination Agreement (the “Termination Agreement”) with the Issuer, the Founder Parties and Jeneration Capital pursuant to which (i) the Investors’ Rights Agreement and the Letter Agreement were terminated without force and effect and (ii) each party irrevocably waives any rights under the Investors’ Rights Agreement and the Letter Agreement and releases the other parties from any and all obligations and liabilities under such agreements. Pursuant to the Termination Agreement, the Investors caused the directors nominated by them to resign from the Board and all other positions each such person holds in the Issuer or its subsidiaries.

The foregoing summary of the Supplementary Agreement, the Voting Agreement, the Lock-Up Letter, and the Termination Agreement is qualified in its entirety by the full text of such Supplementary Agreement, the Voting Agreement, the Lock-Up Letter, and the Termination Agreement, copies of which are filed as Exhibits 7.05, 7.06, 7.07 and 7.08 to this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Item 3.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on the assumption that there is a total of 1,151,333,621 ordinary shares outstanding, comprising of (a) 1,084,343,330 Class A Ordinary Shares, and (b) 66,990,291 Class A Ordinary Shares issued upon partial conversion of the Convertible Notes pursuant to the Supplementary Agreement.

Except as disclosed in the Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)	Except as disclosed in the Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.
(d)	Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Items 3, 4 and 5.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
7.01	Joint Filing Agreement (incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.02	Convertible Note Purchase Agreement dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.03	Investors’ Rights Agreement dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.04	Letter Agreement dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020)
7.05	Supplementary Agreement, dated June 17, 2021 (incorporated herein by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)
7.06	Voting Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.6 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)
7.07	Consent Letter for Lock-Up, dated July 12, 2021, by and between 58.com Holdings Inc. and Uxin Limited
7.08	Termination Agreement, dated July 12, 2021 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by Redrock Holdings Investments Limited on July 13, 2021)

CUSIP No. 91818X108	AMENDMENT NO. 2 TO SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

58.com HOldings Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

58.com Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director